SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Condensed Consolidated
Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

Quarterly Information

March 31, 2009

A free translation from Portuguese into English of Review Report of Independent Auditors on Quarterly Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

Special review report of independent auditors

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.
São Paulo – SP

1) We have reviewed the accounting information contained in the Quarterly Information (ITR), individual and consolidated, of Gol Linhas Aéreas Inteligentes S.A. for the three-month period ended March 31, 2009, including the balance sheet and the statements of income, cash flows and value added, the performance report and notes to quarterly information. This quarterly information is the responsibility of the Company’s management.

2) We conducted our review in accordance with specific standards set forth by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), and mainly comprised: (a) questioning and discussing with management members responsible for the Company’s accounting, operating and finance areas in relation to the criteria adopted when preparing the Quarterly Information; and (b) reviewing information and subsequent events that had, or may have, significant effects on the Company’s financial position and operations.

3) Based on our reviews, we are not aware of any other material changes that shall be made in accounting information contained in the aforementioned Quarterly Information, so as to comply with accounting practices adopted in Brazil and rules from the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation thereof.

4) As mentioned in Note 2, due to changes in accounting practices adopted in Brazil during 2008, the statements of income, cash flows and value added for the three-month period ended March 31, 2008, presented for comparison purposes, were adjusted and are being restated, as provided for by NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Rule No. 506/06.

5) Accounting practices adopted in Brazil are, in certain significant respects, different from the International Financial Reporting Standards (IFRS). Information relating to the nature and effect of these differences are stated in Note 2 to the Quarterly Information.

São Paulo, May 13, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Passetti
Accountant CRC-1-SP-144343/O-3

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Note	03.31.2009	12.31.2008	03.31.2009	12.31.2008

ASSETS
Current assets
Cash and cash equivalents	3	6,401	3,520	186,834	193,947
Restricted cash	3	13,576	160,501	13,576	176,697
Short-term investments	3	42,658	52,264	194,194	220,967
Accounts receivable	4	-	-	326,625	344,927
Inventories	5	-	-	187,716	206,365
Deferred taxes and carryforward	6	28,838	28,100	60,669	110,767
Prepaid expenses		16,106	8,289	109,954	123,797
Credits with leasing companies		103,398	104,463	136,775	129,748
Other credits		-	-	49,398	49,440

Total current assets		210,977	357,137	1,265,741	1,556,655

Non-current assets
Long-term receivables
Escrow deposits		557	548	222,437	209,637
Mainteinance deposits		-	-	396,426	391,989
Restricted cash	3	-	-	6,859	6,589
Deferred taxes	6	33,641	39,620	632,688	620,485
Credits with related companies	7	1,257,133	1,146,224	-	-
Other credits		70,604	58,794	81,559	72,762

Total long-term receivables		1,361,935	1,245,186	1,339,969	1,301,462

Permanent assets
Investments	8	748,403	699,923	-	-
Property and equipment (including advances for aircraft acquisition of R$957,932 on March 31, 2009 and R$957,204 on December 31, 2008)	9	958,265	957,559	2,998,755	2,998,755
Intangible assets	10	-	-	1,025,090	1,024,290

Total permanent assets		1,706,668	1,657,482	4,023,845	4,023,045

Total non-current assets		3,068,603	2,902,668	5,363,814	5,324,507

Total assets		3,279,580	3,259,805	6,629,555	6,881,162

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Note	03.31.2009	12.31.2008	03.31.2009	12.31.2008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	11	707,763	719,120	791,515	809,504
Suppliers		2,732	3,700	231,977	283,719
Operating leases payable		-	-	54,865	43,109
Finance leases	19	-	-	156,488	157,948
Payroll and related charges		-	-	153,632	146,805
Tax obligations		19	2,241	36,773	39,605
Landing fees and duties		-	-	72,459	97,210
Advance for ticket sales	12	-	-	422,049	572,573
Dividends and interest on shareholders’ equity		577	577	577	577
Mileage program	13	-	-	17,247	18,399
Insurance payable		-	674	11,095	54,422
Other obligations	15	35,301	141,013	166,226	278,813

Total current liabilities		746,392	867,325	2,114,903	2,502,684

Non-current liabilities
Long-term borrowings	11	972,226	980,230	1,006,336	1,023,224
Finance leases	19	-	-	1,376,371	1,415,657
Deferred income taxes	6	47,763	41,032	373,387	327,738
Provision for contingencies	14	-	-	72,748	72,323
Other obligations		35,032	36,825	207,643	205,143

Total non-current liabilities		1,055,021	1,058,087	3,036,485	3,044,085

Shareholders’ equity	16
Capital stock		1,464,031	1,363,946	1,464,031	1,363,946
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		918,565	918,565	918,565	918,565
Share-based payments		15,888	14,444	15,888	14,444
Treasury shares		(41,180)	(41,180)	(41,180)	(41,180)
Adjustments to asset valuation		(28,706)	(16,373)	(28,706)	(16,373)
Retained deficit		(939,987)	(994,565)	(939,987)	(994,565)

Total shareholders’ equity		1,478,167	1,334,393	1,478,167	1,334,393

Total liabilities and shareholders’ equity		3,279,580	3,259,805	6,629,555	6,881,162

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated income statements
Three month period ended March 31, 2009 and 2008 (Unaudited)
(In thousand of Brazilian reais,except per share amounts)

		Parent Company		Consolidated

	Note	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Gross operating revenue
Passenger		-	-	1,446,772	1,555,003
Cargo		-	-	45,241	48,372
Others		-	-	80,205	65,373

		-	-	1,572,218	1,668,748
Income and contributions taxes		-	-	(65,568)	(59,739)

Net operating revenues		-	-	1,506,650	1,609,009

Cost of services rendered	17	-	-	(1,235,549)	(1,321,758)

Gross profit		-	-	271,101	287,251

Operating expenses (income)
Commercial expenses	17	-	-	(82,077)	(140,207)
Administrative expenses	17	(4,722)	(3,085)	(94,319)	(94,304)
Financial expenses	18	(69,226)	(50,527)	(294,291)	(177,172)
Financial income	18	74,122	66,576	281,428	193,521

		174	12,964	(189,259)	(218,162)

Results of equity interest
Equity accounting		57,430	(30,723)	-	-

Income (loss) before income and
social contribution taxes		57,604	(17,759)	81,842	69,089

Income and social contribution taxes	6	(3,025)	(420)	(27,263)	(87,268)

Net income (loss) for the year		54,579	(18,179)	54,579	(18,179)

Number of outstanding shares at the
balance sheet date		202,300,591	202,300,591	202,300,591	202,300,591

Earnings (Loss) per share (R$)		0.27	(0.09)	0.27	(0.09)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated statement of changes in equity
(In thousands of Brazilian reais)

	Capital		Capital reserves		Income reserves

	Subscription capital	Unrealized capital	Tax incentives	Subsidiary’s special goodwill reserve	Legal reserve	Reinvestment reserve	Share-based payments	Treasury shares	Adjustments to asset valuation	Retained earnings (deficit)	Total

Balances at December 31, 2007	1,363,946	-	60,369	29,187	80,865	873,958	-	-	2,667	-	2,410,992

Adjustments for initial adoption on Law No. 11,638/07, net of taxes	-	-	-	-	-	-	9,082	-	-	247,911	256,993
Variation in unrealized results of hedge operation, net of taxes	-	-	-	-	-	-	-	-	(15,039)	-	(15,039)
Unrealized loss on available-for-sale investments	-	-	-	-	-	-	-	-	(4,001)	-	(4,001)
Loss for the year	-	-	-	-	-	-	-	-	-	(1,237,114)	(1,237,114)
Share-based payments	-	-	-	-	-	-	5,362	-	-	(5,362)	-
Purchase of treasury shares	-	-	-	-	-	-	-	(41,180)	-	-	(41,180)
Management proposal for interim dividends allocation:
Prior earnings distribution to be approved by the Extraordinary General Shareholders Meeting	-	-	-	-	-	(36,258)	-	-	-	-	(36,258)

Balances at December 31, 2008	1,363,946	-	60,369	29,187	80,865	837,700	14,444	(41,180)	(16,373)	(994,565)	1,334,393

Capital increase on March 20, 2009	203,531	(103,447)	-	-	-	-	-	-	-	-	100,084
Variation in unrealized results of hedge operation, net of taxes	-	-	-	-	-	-	-	-	(12,333)	-	(12,333)
Profit for the period	-	-	-	-	-	-	-	-	-	54,579	54,579
Share-based payments	-	-	-	-	-	-	1,444	-	-	-	1,444

Balances at March 31, 2009	1,567,477	(103,447)	60,369	29,187	80,865	837,700	15,888	(41,180)	(28,706)	(939,986)	1,478,167

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated statements of cash flows
Three month period ended March 31, 2009 and 2008 (Unaudited)
(In thousands o fBrazilian reais)

	Parent Company		Consolidated

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Net income (loss) for the year	54,578	(18,179)	54,578	(18,179)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	-	-	36,698	27,266
Provision for doubtful accounts	-	-	6,139	19,607
Provision for inventories obsolescence			-	(1,233)
Provision for contingencies and others	-	-	425	29,445
Other provision	-	-	(3,677)	74,045
Deferred income taxes	3,025	420	24,506	28,320
Equity pick-up	(57,429)	(56,930)	-	-
Unrealized hedge result, net of taxes	(12,333)	95	(12,333)	95
Share-based payments	1,444	10,220	1,444	10,220
Net foreign exchange flutuations	(25,980)	(9,684)	(86,077)	(47,259)
Changes in operating assets and liabilities:
Adjustments for initial adoption on Law No. 11,638/07	-	372,175	-	372,175
Accounts receivable	-	-	12,163	542,237
Inventories	-	-	18,649	5,820
Prepaid expenses, taxes recoverable and other receivables	(19,627)	(76,889)	5,088	85,419
Suppliers	(968)	(597)	(51,742)	(74,422)
Advance of ticket sales	-	-	(150,524)	(180,419)
Mileage program	-	-	(1,152)	(2,470)
Income taxes payable	6,725	(1,288)	56,206	(21,068)
Payroll and related charges	-	-	6,827	2,357
Insurance payable	-	-	(43,327)	19,395
Landing fees and duties	-	-	(24,751)	4,545
Other obligations	(108,179)	21,492	(94,658)	21,267

Net cash provided by (used in) operating activities	(158,744)	240,835	(245,518)	897,163

Cash flows from investing activities
Financial investments	9,606	21,810	26,773	122,077
Restricted cash	146,925	(8,636)	162,851	(14,765)
Investments in permanent assets	8,949	1,149,885		884,847
Guarantee deposits for leasing contracts	(9)	-	(12,800)	(20,864)
Maiteinance deposits	1,065	18,519	(11,464)	(20,519)
Purchase of treasury shares	-	(20,864)	-	(309,079)
Purchase of property, plant and equipment, including pre-delivery deposits	(706)	(863,052)	(35,542)	(456,834)
Intangible assets	-	(979,949)	(800)	(978,245)

Net cash generated by (used in) investing activities	165,830	(682,287)	129,018	(793,382)

Cash flows from financing activities
Loans and borrowings	6,619	1,312,959	9,302	(392,418)
Credits with related parties	(110,909)	(775,526)	-	-
Capital increase	100,085	-	100,085	-
Dividends paid	-	(36,414)	-	(36,414)

Net cash generated by (used in) financing activities	6,619	1,312,959	9,302	(392,418)

Net increase (decrease) in cash and cash equivalents	2,881	59,560	(7,113)	(325,051)

Cash and cash equivalents at the beginning of the period	3,520	98,656	193,947	916,164

Cash and cash equivalents at the end of the period	6,401	158,216	186,834	591,113

Supplemental disclosure of cash flow information
Interest paid for the year	21,711	-	79,975	54,084
Income tax and social contribution paid for the period	-	-	2,757	53,612

Non-cash investing activities
Finance leases	-	-	1,152	844,307

GOL LINHAS AÉREAS INTELIGENTES S.A

Consolidated statements of value added
Three month period ended March 31, 2009 and 2008 (Unaudited)
(In thousands of Brazilian reais)

	Parent Company		Consolidated

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

REVENUES
Transportation of passengers, cargo and other passenger revenues	-	-	1,572,218	1,668,748
Allowance for doubtful accounts	-	-	(6,139)	(19,893)

RESOURCES ACQUIRED FROM THIRD PARTIES, including state value-added (ICMS) and federal excise (IPI) taxes
Suppliers of fuels and lubricants	-	-	(449,550)	(666,814)
Supplies, power, third-party services and other inputs	(4,690)	(1,910)	(359,622)	(302,902)
Aircraft insurance	-	-	(18,184)	(7,168)
Commercial and advertising	-	-	(76,348)	(120,314)

GROSS VALUE ADDED	(4,690)	(1,910)	662,375	551,197

RETENTIONS
Depreciation and amortization	(22)	-	(36,699)	(27,266)

NET VALUE ADDED PRODUCED BY THE COMPANY	(4,712)	(1,910)	625,676	523,931

VALUE ADDED RECEIVED IN TRANSFERS
Tax credits on accumulated tax losses	-	-	2,458	2,532
Results of shareholdings	57,430	(30,936)	-	-
Financial income (expense)	26,607	16,262	67,112	70,433

TOTAL VALUE ADDED DISTRIBUTABLE	79,325	(16,584)	695,246	596,896

DISTRIBUTION OF VALUE ADDED
Employees	-	1,169	202,653	195,720
Government	3,035	426	140,554	196,028
Financiers	21,711	-	79,975	54,084
Lessors	-	-	217,485	169,243
Shareholders	-	36,415	-	36,415
Reinvestments	54,579	(54,594)	54,579	(54,594)

TOTAL VALUE ADDED DISTRIBUTED	79,325	(16,584)	695,246	596,896

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

1. Business overview

Gol Linhas Aéreas Inteligentes S.A. (the Company, Parent Company or COMPANY) is a joint stock corporation organized under Brazilian law. The Company’s object is exercising shareholding control over VRG Linhas Aéreas S.A. (VRG) and, through subsidiary or associated companies, engage in the following activities: (i) regular and non-regular domestic and international airline transportation of passengers, cargo or mail baggage, in conformity with concessions granted by the appropriate authorities; and (ii) complementary airline transportation services involving the chartering of passenger, cargo and mail services.

The Company’s shares are traded on the New York Stock Exchange – NYSE and the São Paulo Stock Exchange – BOVESPA. The Company adopts BOVESPA’s Level 2 Differentiated Corporate Practices and its shares are included in the indexes of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along Rights – ITAG, which were created by the São Paulo Exchange to differentiate companies that undertake to adopt differentiated corporate governance practices.

On March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531 and the issuance of 26,093,722 shares, at price of R$7,80 per share, comprising of 6,606,366 common shares and 19,487,356 preferred shares, nominatives and without par value.

2. Basis for preparation and presentation of the Quarterly Information

Authorization to conclude these Quarterly Information was granted at the meeting of the Board of Directors held on May 11, 2009.

The Quarterly Information of the Parent Company and its subsidiaries for the period ended March 31, 2009 have been prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP), the rules of the Brazilian Securities Commission - CVM, the Chart of Accounts of the National Civil Aviation Agency – ANAC, the technical pronouncements of the Accounting Pronouncements Committee (CPC), and pursuant to the provisions contained in the Brazilian Corporation Law, as recently altered by Law No. 11.638/07 and Provisory Measure No. 449/08, aligned with specific international accounting policies for the airline industry, based on international accounting standards in the absence of specific local rules applied in accordance with the annual financial statements of the year ended December 31, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

2. Basis for preparation and presentation of the Quarterly Information--Continued

Effects of the initial adoption of Law No. 11.638/07and MP No. 449/08 as of March 31, 2009:

The statement of income for the period ended March 31, 2008, is being restated to reflect the effects of initial adoption of Law No. 11.638/07 and MP No. 449/08, and therefore differ from that published on April 30, 2008. The effects on the results are described and quantified below:

Results for the period

Balance at March 31, 2008 before adoption of Law No. 11.638/07 and MP No. 449/08	(74,098)

Finance leases, net of depreciation	546
Lease return conditions	57,781
Maintenance deposits	10,521
Write-off of deferred charges	(728)
Share-based payments	(1,137)
Financial instruments	380
Aircraft sale-leaseback transactions	409
Other items	17,539
Effect of IRPJ and CSLL on adjustments	(29,393)

Balance at March 31, 2008 after adoption of Law No. 11.638/07 and MP No. 449/08	(18,179)

Effects of new accounting pronouncements

Based on the draft of new accounting pronouncements issued by CPC – Accounting Pronouncements Committee that are in public hearing, the Company identified the following technical pronouncements that will impact on the financial statements of the Company, with mandatory application on the financial statements of the financial year ended December 31, 2010:

- CPC 15 – Business Combinations
- CPC 27 – Fixed Assets
- CPC 16 – Inventories
- CPC 20 – Borrowing Costs
- CPC 21 – Interim Financial Reporting

The Company will continue evaluating the effects of new pronouncements and future regulations, if any, applicable to the preparation of its financial statements of the year ended December 31, 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

2. Basis for preparation and presentation of the Quarterly Information--Continued

Reconciliation with IFRS

The Company’s preferred stock is traded in the form of American Depositary Shares – ADS on the New York Stock Exchange – NYSE, in the United States of America; accordingly, the Company is subject to the rules of the US Securities and Exchange Commission – SEC. In order to provide information on a single and consistent basis and at the same time meet regulatory requirements of all the markets where its shares are traded, in 2008 the Company adopted the international accounting standards issued by the International Accounting Standards Board – IASB, thus benefiting the users of the information and favoring the process of adherence to Law No. 11.638/07 in the preparation of the Company’s Financial Statements for the year ended December 31, 2008. As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is disclosing its financial statements under the Brazilian Corporation Law, as well as those pursuant to International Financial Reporting Standards (IFRS), on a simultaneous basis.

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with international accounting standards, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to the rules of the International Accounting Standards Board – IASB. As of March 31, 2009, a reconciliation of income for the period and shareholders’ equity is as follows:

	Shareholders’	Results for
	equity	the period

Per Corporation Law	1,478,167	54,579
Mileage program	(19,277)	10,386
Effects of acquisition of companies	(238,707)	-
Deferred income taxes	2,053	(3,531)

Per IFRS	1,222,236	61,434

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

3. Cash, Cash Equivalents, Short- and Long-term Investments and Restricted Cash

	Parent Company		Consolidated

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Cash and marketable securities
Cash and cash equivalents	2,340	3,520	120,568	148,715
Hedge of foreign currency cash flows	-	-	-	4,245
Deposits with maturities of up to three months	4,061	-	66,266	40,987

	6,401	3,520	186,834	193,947

Short-term investments
Financial assets available for sale	42,658	52,264	194,194	213,932
Hedge of foreign currency cash flow	-	-	-	7,035

	42,658	52,264	194,194	220,967

The financial assets classified as available for sale are comprised of exclusive funds, the portfolio of which includes investments in certificates of bank deposit (CDB’s), FIDC, box operations, public bonds, fixed income securities, swap arrangements and other investments.

The cash flow hedge consists of future derivative financial instruments and options for purchase of U.S. Dollars booked in equity or compensation accounts, aimed at managing the Company to market and exchange rate risks, as detailed in Note 20.

The restricted cash represents guarantee margin deposits linked to hedge operations and BNDES and BDMG loans and includes the remuneration on the investments.

4. Accounts Receivable

	Consolidated

	03.31.2009	12.31.2008

Brazilian Currency
Credit card administrators	85,851	95,097
Travel agencies	155,972	116,270
Installment sales	87,135	92,913
Cargo agencies	14,372	15,505
Others	13,726	48,723

	357,056	368,508

Foreign Currency	20,268	21,117
	377,324	389,625

Allowanced for doubtful accounts	(50,699)	(44,698)

	326,625	344,927

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

4. Accounts Receivable--Continued

The changes in the allowance for doubtful accounts are as follows:

	Consolidated

	03.31.2009	12.31.2008

Balance at beginning of year	(44,698)	(23,297)
Additions	(9,426)	(28,936)
Recoveries	3,425	7,535

Balance at end of year	(50,699)	(44,698)

The breakdown of accounts receivable based on the due date (aging list) is as follows:

	Consolidated

	03.31.2009	12.31.2008

Falling due	304,819	327,721
Overdue 30 days	11,238	13,103
Overdue 31-60 days	6,203	3,555
Overdue 61-90 days	4,164	4,455
Overdue 91-180 days	7,083	13,011
Overdue 181-360 days	13,302	8,194
Overdue more than 360 days	30,515	19,586

	377,324	389,625

5. Inventories

	Consolidated

	03.31.2009	12.31.2008

Supplies	14,617	15,169
Warehouse and maintenance parts and supplies	112,528	108,408
Advances to suppliers	43,704	68,206
Imports in transit	16,080	14,752
Other items	5,062	4,105
Provision for obsolescence	(4,275)	(4,275)

	187,716	206,365

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

6. Deferred and Offsettable Taxes and Provisions for IRPJ and CSLL

	Parent Company		Consolidated

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Taxes recoverable or offsettable
PIS and COFINS	-	-	-	782
ICMS	-	-	3,923	4,184
Prepaid IRPJ and CSSL	28,799	26,433	32,273	45,106
Withholding tax (IRRF) on marketable securities	13	1,642	1,277	25,837
Taxes withheld by public agencies	-	-	14,474	17,193
Value-added taxes recoverable	-	-	7,087	15,968
Other taxes recoverable or offsettable	26	25	1,635	1,697

	28,838	28,100	60,669	110,767

Deferred IRPJ and CSLL
Credits on accumulated IRPJ tax losses	-	-	275,228	272,027
Negative CSLL results	-	-	37,365	37,365
Temporary differences	-	-	36,554	36,554

	-	-	349,147	345,946
Adjustments per Law No. 11.638/07	(14,122)	2,443	(96,467)	(61,279)
Other deferred taxes	-	-	6,621	8,080

	(14,122)	2,443	259,301	292,747

	14,716	30,543	319,970	403,514

Assets – Current	28,838	28,100	60,669	110,767
Assets - Non-current	33,641	39,620	632,688	620,485

Liabilities – Current	-	-	-	-
Liabilities – Non-current	47,763	41,032	373,387	327,738

The Company and its subsidiary have IRPJ tax losses and negative CSLL results in calculating taxable income that are offsettable against 30% of the taxable income accrued each year, without any final deadline, in the following amounts:

	Parent Company		Subsidiary (VRG)

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Accumulated IRPJ tax losses	150,452	144,786	1,179,939	1,183,236
Negative CSLL results	150,452	144,786	1,179,939	1,183,236

On March 31, 2009, the tax credits resulting from accumulated IRPJ tax losses, negative CSLL results and temporary differences were recorded based on expectations for future taxable income of the Parent Company and its subsidiaries, within the legal limits. company Management believes that with the operational structuring of the companies and after the corporate restructuring described in Note 8, it is probable that the future taxable income of subsidiary VRG Linhas Aéreas S.A. will be sufficient to realize its tax credits recognized in the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

 Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

6. Deferred and Offsettable Taxes and Provisions for IRPJ and CSLL--Continued

The revised projections for future taxable income, drawn up on a technical basis and supported by Company business plans, as approved by the Company’s management bodies, indicate the existence of sufficient taxable income to realize the deferred tax credits in an estimated period of three years, considering the 12-month period from April 1 to March 31 of each year, as follows:

	2009	2010	2011	2012	Total

VRG	61,204	240,939	43,803	3,201	349,147

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in results, is shown as follows:

		IRPJ and CSLL

	Parent Company		Consolidated

Description	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Income before Corporate Income Tax (IRPJ) and	57,604	(17,759)	81,842	69,089
Social Contribution on Net Income (CSLL)
Combined tax rate	34%	34%	34%	34%
IRPJ and CSLL at combined tax rate	(19,585)	6,038	(27,826)	(23,490)
Adjustments for calculation of effective rate:
Income tax on equity income and exchange	17,125	4,661	-	-
Variation on overseas investments
Benefit from calculation of deferred IRPJ and	-	(10,733)	1,895	(64,708)
CSLL at subsidiaries
Unconstituted benefit on tax loss	(1,822)	-	(1,822)	-
Non-deductible expenses of subsidiaries	-	-	(10,165)	-
Income tax on permanent differences	-	-	(9,027)	1,317
Adjustments in adoption of Law No. 11.638/07 and
MP 449/08	1,257	(387)	16,385	(387)
Tax benefit of offsetting of tax losses	-	-	3,297	-

Benefit (expense) of Income Tax and
Social Contribution	(3,025)	(420)	(27,263)	(87,268)

Effective rate	5%	3%	33%	-

Current IRPJ and CSLL	-	-	(2,757)	(58,948)
Deferred IRPJ and CSLL	(3,025)	(420)	(24,506)	(28,320)

	(3,025)	(420)	(27,263)	(87,268)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

7. Transactions with Related Parties

The subsidiary VRG Linhas Aéreas S.A. has contracts with a related company for transportation of passengers and baggage between airports and transportation of employees that was entered into on normal market terms for the lessee of the property located at Rua Tamoios, 246 in São Paulo – SP, which belongs to the related company. The contract in question expires on April 4, 2009 and includes an annual adjustment clause based on the General Market Price Index (IGP-M).

The balances payable to related companies, in the amount of R$1,227 (R$281 in December 31, 2008) are included in the balances of suppliers, together with the operations carried out with third parties. The amount of the expenses that affect the result in first quarter 2008 results is R$ 2,344 (R$1,511 in March 31, 2008).

The Companhia carries out transactions based on intercompany agreements with its subsidiaries, without provision for financial charges, collateral signatures or guarantees, which amounts R$1,257,133 on March 31, 2009 (R$1,146,224 on December 31, 2008:

Subsidiary VRG Linhas Aéreas S.A. acquired on the market senior notes and perpetual bonds issued by the Company through its overseas subsidiary GAC Inc., corresponding to the face value of R$ 35,055 in senior notes falling due in April 2017 and R$ 49,077 in perpetual bonds booked in the consolidated as amortization of the principal. The repurchase of debt securities on the market generated a net gain of R$ 3,832.

Remuneration of Administrators

	03.31.2009	03.31.2008

Payroll charges	871	764
Salaries and benefits	2,20	2,123
Share-based payments	1,202	787

Total	4,493	3,674

Remuneration based on stock purchase options

On February 4, 2009, with the powers vested in it and in conformity with o Company’s Stock Purchase Option Plan, the Board of Directors approved the granting of 925,800 options to purchase preferred Company stock at the price of R$ 10.52 per share for the year 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

7. Transactions with Related Parties--Continued

Remuneration based on stock purchase options--Continued

Changes in the options in effect as of March 31, 2009 are shown as follows:

	Purchase	Average weighted
	options	purchase price

Options in circulation as of December 31, 2008	361,901	48.26
Granted	925,800	10.52

Options in circulation as of March 31, 2009	1,287,701	21.13

Number of options exercisable as of December 31, 2008	151,436	46.23
Number of options exercisable as of March 31, 2009	151,569	46.20

The fair value of the stock purchase options has been estimated as of the date the options were granted using the Black-Scholes option pricing model based on the following premises:

	Planos de opções de compra de ações

	2004	2005	2006	2007	2008

Total options granted	87,418	99,816	113,379	190,296	925,800
Option exercise price	33.06	47.30	65.85	45.46	10.52
Fair value of option on date it was granted	29.22	51.68	46.61	29.27	8,53
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%	76.91%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%	-
Risk-free return rate	17.2%	18.0%	13.2%	1.2%	12.66%
Duration of the option (in years)	10.00	10.00	10.00	10.00	10.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

7. Transactions with Related Parties--Continued

Remuneration based on stock purchase options--Continued

The interval of the exercise prices and the weighted average maturity of the options in circulation, as well as the interval of the exercise prices for the options exercisable as of March 31, 2009, are summarized below:

Options in circulation				Options exercisable

		Remaining
	Options in	weighted	Weighted	Options	Weighted
Exercise price	circulation as of	average	average	exercisable as	average
intervals	03/31/2009	maturity	exercise price	of 03/31/2009	exercise price

33.06	55,724	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	77,353	8.00	65.85	30,941	65.85
45.46	159,630	9.00	45.46	38,059	45.46
10.52	925,800	10.00	10.52	-	10.52

10.52-65.85	1,287,701	9.42	21.13	157,569	46.20

8. Investments

	Parent Company

	03.31.2009	12.31.2008

VRG Linhas Aéreas S.A.	748,403	699,923

Description of acquisition of VRG:

As a result of the acquisition of VRG, on April 9, 2007, the total goodwill calculated on the acquisition, in the amount of R$ 980,223 was determined based on the shareholders’ equity of the company acquired, reflecting all the assets and liabilities identified and measurable existing as of the acquisition date, excluding capitalizable credits with respect to the former stockholder in the amount of R$ 192,795. As described in Note 4, as a result of the application of Law No. 11.638, the goodwill arising from the acquisition of VRG, previously classified under the heading Investments, began to be classified under Intangible assets.

On June 25, 2008, the federal government’s anti-trust board (CADE) approved the acquisition and, on September 23, 2008, the ANAC approved the request for authorization to carry out the corporate restructuring of the Company, jointing its subsidiaries GOL Transportes Aéreos S.A. (“GOL”) and VRG Linhas Aéreas S.A. (“VRG”) into a single airline company, VRG Linhas Aéreas S.A., that assumed the rights and obligations of GOL.

GOL LINHAS AÉREAS INTELIGENTES S.A.

 Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

8. Investments--Continued

As a result of the corporate organization which took place as of September 30, 2008, Gol Transportes Aéreos S.A. and GTI S.A. were merged upstream, with their assets becoming the property of VRG Linhas Aéreas S.A., which succeeded them in all their assets, rights and obligations. O shareholders’ equity of Gol Transportes Aéreos S.A. was transferred based on the book value posted in the balance sheet drawn up as of September 30, 2008.

The changes in investments in the years ended March 31, 2009 are shown as follows:

	VRG	GOL
	Linhas	Transportes		Gol		Total
	Aéreas S.A.	Aéreos S.A.	GAC Inc.	Finance	GTI S.A.	Investments

Balances as of December 31, 2007	-	717,799	451,371		615,657	1,784,827

Equity pick-up	(238,186)	120,967	-	-	(707,829)	(825,048)
Dividends	-	(19,335)	-	-	-	(19,335)
Transfer to VRG of the balance of
equity pick-up de to corporate
restructuring	726,515	(817,523)	-	-	91,008	-
Unrealized hedge results	(40,580)	(1,908)	-	-	1,164	(41,324)
Effects of the initial adoption of Law
No. 11.638/07	252,174	-	(451,371)	-	-	(199,197)

Balances as of December 31, 2008	699,923	-	-	-	-	699,923

Equity pick-up	40,731	-	-	-	-	40,731
Unrealized hedge results	7,749	-	-	-	-	7,749

Balances as of March 31, 2009	748,403	-	-	-	-	748,403

The shares of the capital stock of the Company’s subsidiary VRG Linhas Aéreas S.A. are not traded on the stock market. The material information on this subsidiary as of March 31, 2009 is summarized as follows:

	Total number of	%	Paid-in	Shareholders’	Net loss of
Subsidiary Company	shares held	stake	capital stock	equity	subsidiaries

VRG Linhas Aéreas S.A.	1,785,396,513	100%	1,077,340	748,403	9,479

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

9. Property, Plant and Equipment

			Consolidated

			03.31.2009		12.31.2008

	Annual
	depreciaton		Accumulated	Net	Net
	rate	Cost	depreciation	amount	amount

Flight equipment
Aircraft under financial leases	5%	1,391,777	(101,264)	1,290,513	1,308,562
Sets of replacement parts and spare engines	5%	617,133	(55,625)	561,508	552,738
Reconfigurations of aircraft	5%	87,052	(57,867)	29,185	34,054
Aircraft and safety equipment	20%	1,259	(497)	762	789
Tools	10%	9,658	(2,165)	7,492	7,684

		2,106,879	(217,418)	1,889,461	1,903,827
Property and equipment in use
Rights to use software programs	20%
Vehicles	20%	6,973	(3,615)	3,358	2,997
Machinery and equipment	10%	18,782	(4,390)	14,392	14,684
Furniture and fixtures	10%	14,951	(4,382)	10,569	10,647
Computers and peripherals	20%	29,533	(14,245)	15,288	15,811
Communications equipment	10%	2,038	(741)	1,297	1,350
Installations	10%	4,293	(1,327)	2,966	3,071
Confins maintenance center	7%	75,806	(6,696)	69,110	55,889
Leasehold improvements		23,806	(4,250)	19,556	2,687
Construction in progress	-	14,826	-	14,826	30,588

		191,008	(39,646)	151,362	137,724

		2,297,887	(257,064)	2,040,823	2,041,551

Advances for acquisition of aircraft	-	957,932	-	957,932	957,204

		3,255,819	(257,064)	2,998,755	2,998,755

The advances for acquisition of aircraft, net of returns, refer to the pre-payments made based on contracts with the Boeing Company for acquisition of 55 next generation 737-800 aircraft (58 aircraft in December 31,2008), in the amount of R$ 957,932 (R$957,204 in December 31,2008), including the interest and charges capitalized in the amount of R$32,520 (R$ 133,955 in December 31, 2008).

As described in Note 11, as of March 31, 2009, the advances for acquisition of aircraft, in the amount of R$ 568,960, are linked to loan contract guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008s
(Expressed in thousands of Reais, except as indicated otherwise)

10. Intangible Assets

	Defined life	Undefined life
	span	span

	Software	Goodwill	Net Balance

Useful life span	5 years	-
Balances as of December 31, 2008	44,067	980,223	1,024,290
Additions	3,235	-	3,235
Amortization	(2,435)	-	(2,435)

Balances as of March 31, 2009	44,867	980,223	1,025,090

The total goodwill calculated upon the acquisition of VRG Linhas Aéreas S.A., in the amount of R$ 980,223, was determined based on the balance sheet of the acquired company, reflecting all the assets and liabilities identified and measurable existing as of the acquisition date, excluding credits capitalizable with respect to the former stockholder in the amount of R$ 192,795. The goodwill on acquisition of VRG is supported by expectations for future profits, pursuant to technical studies prepared by independent specialists based on economic-financial premises, and the amortization criterion defined was to amortize it in proportion to the expected benefits to be accrued over a period of 10 years from the VRG acquisition date, as from the month in which the economic benefits begin to be effectively generated through restructuring of operations. Even in light of the current adverse economic scenario, management has not identified any indicators of loss of economic substance of the goodwill (i.e. no impairment), the economic benefits of which have been measured based on the value in use of the unit generating consolidated cash, including all the revenues generated by the additional operating capacity resulting from this acquisition.

The Company appraised the recovery of the book value of the amounts of goodwill based on their value in use, using the discounted cash flow model for the unit generating consolidated cash. The process of estimating the value in use involves employment of premises, judgments and estimates of future cash flows, growth rates and discount rates. The premises regarding the cash flow and future growth projections are based on the annual budget and on the Company’s long-term business plan, as approved by the Board of Directors, as well as on comparable market data, and represent the management’s best estimate as to the economic conditions that should prevail over the economic useful life span of the set of assets that provide generation of the cash flows.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

10. Intangible Assets--Continued

The main key premises used in estimating the value in use, of which the most sensitive is the recovery value of the assets, are described as follows:

• Use of the discounted cash flow model for appraisal of the value in use;

• Discount rate that is derived from the weighted average rate for cost of the Company’s capital, adjusted for specific market risks;

• Long-term growth rate that reflects the market consensus for the Company’s business;

The recovery testing conducted of the Company’s intangible assets did not result in the need for recognition of losses, inasmuch as the estimated market value exceeds their net book value as of the appraisal date.

Based on the sensitivity analyses of the projected economic scenarios, in the event there are shifts in the key premises used in estimating the value in use of the cash generating unit, such changes would not result in a recoverable amount that is less than the book value of the goodwill and other intangible assets as of the appraisal date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

11. Loans and Financings

	Effective average
	annual interest rate		Consolidated

Current:	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Brazilian Currency:
Working capital	14.02%	15.00%	50,000	50,000
BNDES loan	8.90%	8.90%	14,181	14,181
BDMG loan	10.85%	12.79%	2,800	2,567
Interest			1,576	1,686

			68,557	68,434
Foreign Currency:
Loan for advance for
acquisition of aircraft	-	3.51%	677,479	697,719
IFC loan	3.34%	5.50%	14,470	19,475
Interest			31,009	23,876

			722,958	741,070

			791,515	809,504

Long-Term:
Brazilian Currency:
BNDES loan	8.90%	8.90%	33,088	36,633
BDMG loan	10.85%	12.79%	12,019	12,593

			45,107	49,226

Foreign Currency:
Loan for advance for
acquisition of aircraft	1.21%	3.51%	-	-
IFC loan	3.34%	5.50%	72,350	77,900

Senior notes	7.50%	7.50%	477,852	481,630
Perpetual bonds	8.75%	8.75%	411,027	414,468

			961,229	973,998

			1,006,336	1,023,224

			1,797,851	1,832,728

The maturity dates of the long-term loans and financings, considering the 12-month periods from January 1 to March 31 of each year, are as follows:

					After
	2010	2011	2012	2013	2013	Total

Foreign Currency:
BNDES loan	2,955	2,955	2,955	2,955	199	12,019
BDMG loan	13,787	13,787	5,514	-	-	33,088

Foreign Currency:
IFC loan	21,102	21,102	21,102	9,044	-	72,350
Senior notes	-	-	-	-	477,852	477,852

Perpetual bonds	-	-	-	-	411,027	411,027

Total	37,844	37,844	29,571	11,999	889,078	1,006,336

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

11. Loans and Financings--Continued

Perpetual and senior notes

The fair values of the senior notes and perpetual bonds as of December 31, 2008, reflecting the frequent readjustment of the market quotations for these instruments, based on the exchange rate in effect on the balance sheet closing date, are as follows:

	Consolidated

	Book	Market

Senior notes	477,852	244,615
Perpetual bonds	411,027	175,093

Restrictive covenants

The loan and financing agreements with the IFC and BNDES call for certain obligations and restrictions, including requirements for maintenance of defined liquidity ratios and coverage of financial expenses. In previous period, the Company was not in compliance with two of the financial ratios established in such agreements, though it managed to obtain the specific consent of the respective creditors allowing it to maintain the classification of the respective debts under long-term liabilities.

As regards the BNDES, according to the consent obtained, the Company is to submit a letter of bank guarantee within the deadlines and on the terms established for as long as it remains non-compliant with the ratios agreed upon.

12. Advance for Ticket Sales

As of March 31, 2009, the balance of advance for ticket sales is R$422,049 (R$572,573 as of December 31, 2008), represented by 1,571,755 (2,010,347 as of December 31, 2008) coupons of tickets sold and not yet used, with average usage period of 69 days (80 days on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

13. Mileage Program

As of March 31, 2009 the Company’s mileage program Smiles included 2,789,230 (2,953,050 on December 31, 2008) estimated laps earned by participants that have not yet been redeemed.

The changes in the balance of mileage program obligations, considering the number of miles accumulated, is shown as follows:

Balances as of December 31, 2008	18,399
Miles granted and accumulated	35,404
Miles redeemed and used or expired	(36,556)

Balances as of March 31, 2009	17,247

The program’s benefits consist of the right to use miles accrued for exchange for tickets or other benefits and privileges such as upgrade of class on flights, bonuses for miles flown, exclusive service center, differentiated check-in service, greater baggage and access to VIP rooms at airports, pursuant to the program’s regulations. The miles accrued by participants remain valid for three years, counting from the month they were issued, whereas tickets issued based on usage of miles are valid for one year.

14. Provision for Contingencies

As of March 31, 2009 the Companhia and its subsidiaries are party to court cases and administrative complaints, broken down as follows: approximately 1,110 administrative complaints or claims, 9,759 civil suits, 4,459 labor grievance cases, of which 1,067 administrative processes, 9,169 civil suits and 814 labor cases arose from the Company’s own operations. The remaining cases are the result of claims recognized when VRG succeeded the former airline company Varig.

The estimated obligations resulting from the civil and labor suits are shown as follows:

	Consolidated

	03.31.2009	12.31.2008

Civil	20,684	20,898
Labor	52,064	51,425

	72,748	72,323

The deposits in court relating to the provisions for labor and civil contingencies correspond to R$21,750 and R$1,633, respectively (R$18,189 and R$1,605 as of December 31, 2008, respectively).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

14. Provision for Contingencies--Continued

The Company is claiming in a lawsuit that the state value-added tax on circulation of goods and services (ICMS) should not be levied on the importation of aircraft and engines, on the basis of lease agreements without purchase options, operations that are carried out with the lessors headquartered in foreign countries. As Company management sees it, such operations are merely rentals, with express contractual obligation to return the asset after the lease expires. Since the asset will never become Company property, management argues, there is no circulation of goods and thus not ICMS tax-triggering event. The estimated aggregate amount at dispute in the cases underway is R$ 204,271 as of March 31, 2009 (R$201,760 as of December 31, 2008), monetarily updated and not including late payment charges.

Based on the interpretation of the issue by its legal counsel, and further backed up by suits of the same nature judged in favor of taxpayers at the Superior Court of Justice (STJ) and Federal Supreme Court (STF) in the second quarter of 2007, management believes that chances of loss are remote. Even though the result of such suits and processes cannot be predicted, management’s opinion, backed up by inquiries of its external legal counsel, is that the final decision in these suits will not have an materially adverse effect on the Company’s financial position, results of operations and cash.

There are other cases underway in the amount of R$ 4,737, where the risks of loss have likewise been ranked as remote by the Company’s legal counsel.

15. Other Obligations

	Parent Company		Consolidated

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Hedge results to be allocated	27,578	121,883	31,813	125,739
Cost of returning aircraft	-	-	98,938	102,615
Onerous contracts	-	-	8,250	8,250
Other	7,723	19,130	27,225	42,209

	35,301	141,013	166,226	278,813

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

16. Shareholders’ Equity

a) Capital stock

As of March 31, 2009 the Company’s capital stock is represented by 202,300,591 shares, of which 107,590,792 are common shares and 94,709,799 are preferred shares. The breakdown of the ownership of the shares is as follows:

	03.31.2009			12.31.2008

	Common	Preferred	Total	Common	Preferred	Total

Fundo ASAS	100.00%	42.60%	73.13%	100.00%	42.60%	73.13%
Ações em tesouraria	-	1.66%	0.78%	-	1.66%	0.78%
Other	-	2.18%	1.02%	-	3.84%	1.80%
Market	-	53.56%	25.07%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of March 31, 2009 is R$ 2,000,000. Within the authorized limit, the Company’s Board of Directors may decide to increase the capital stock irrespective of amendment to the Bylaws, through issuance of shares, without maintaining proportion between the different types of shares. The Board of Directors is to set the terms of issue, including price and pay-in deadline. Also at the discretion of the Board of Directors, preference rights may be excluded or the period for exercise thereof may be reduced in issuance of preferred shares of capital stock. Placement of the preferred shares may be made through sale on the stock exchange or through public subscription, or further through exchange of shares as part of a public offer for acquisition of control, in the manner provided by law. Under the provisions of the Company’s Bylaws, it is forbidden to issue minority shares.

The preferred shares do not vest voting rights, except in the event of the occurrence of specific facts established by law. Such shares vest the following preferences: priority in the event of reimbursement of capital, without premium, and the right to be included in public offerings as a result of sale of control at the same price per share as the control block, with assurance of a dividend that is at least equal to that paid to the holders of common shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

16. Shareholders’ Equity--Continued

a) Capital stock--Continued

In March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531,031.60 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares is fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The issuance price is equivalent to 90.9% of the average closing price of the preferred shares during the last 30 trading sessions, which was R$ 8.58, and to 83.2% of the average closing price during the last 60 trading sessions, which was R$ 9.37. As of March 31, 2009 total amount subscribed and paid in was R$ 100,084, amounting to 12,831,282 shares. However, the capital increase is anticipated to be concluded in May 2009, when the all shares will be effectively issued.

The quotation of the shares of Gol Linhas Aéreas Inteligentes S.A. as of March 31, 2009 on the BOVESPA corresponded to R$ 6.65 and on the NYSE to US$ 2.83. The book value of each shares as of March 31, 2009 is R$7.31 (R$6.45 as of December 31, 2008).

b) Dividends

Under the Company’s Bylaws, shareholders are guaranteed a minimum mandatory dividend of 25% of the net income for each year, adjusted in the manner provided by Article 202 of the Brazilian Corporation Law

c) Treasury shares

At a meeting held January 28, 2008, the Board of Directors approved a program to buy back preferred shares, in order to generate value for shareholders, and maintain it as Treasury shares and subsequently sell and/or cancel, without reduction of the capital stock. The total number of shares to be acquired is up to 5,000,000 (five million), equivalent to 5.3% of the shares of this class. Pursuant to CVM Instruction No. 10/80, the deadline for carrying out this operation is 365 days from January 28, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

16. Shareholders’ Equity--Continued

c) Treasury shares--Continued

Since the beginning of the program of acquisition of shares issued, the Company has acquired 1,574,200 preferred shares at an average price of R$26.16, with the minimum cost being R$19.98 and the maximum cost R$30.28. As of March 31, 2009, 1,574,200 shares were booked at Treasury shares under Shareholders’ Equity, for a total of R$ 41,180. The market value of these shares corresponds to R$10.468 (R$15,600 in December 31,2008).

17. Cost of Services Rendered, Selling and Administrative Expenses

	Consolidated

	03.31.2009					03.31.2008

	Cost of
	services	Selling	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Personnel	213,822	-	32,608	246,430	17.5	241,819	15.5
Fuel and lubricants	446,064	-	-	446,064	31.6	664,132	42.7
Aircraft leasing	217,485	-	-	217,485	15.4	169,243	10.9
Selling and advertising expenses	-	82,077	-	82,077	5.8	140,207	9.0
Performance of services	44,293	-	42,090	86,383	6.1	117,445	7.5
Warehouse and maintenance supplies	123,609	-	-	123,609	8.8	2,807	0.2
Landing and takeoff tariffs	80,676	-	-	80,676	5.7	86,300	5.5
Depreciation and amortization	32,617	-	4,081	36,698	2.6	27,266	1.8
Other operating expenses	76,983	-	15,540	92,523	6.6	107,050	6.9

	1,235,549	82,077	94,319	1,411,945	100.0	1,556,269	100.0

In March 31, 2009 fuel expenses included gains of R$42,346 (R$3,192 in March 31, 2008) resulting from transactions involving derivative instruments represented by fuel hedges that have expired and been measured as effective in protecting the Company against fluctuations in the price of fuels.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

18. Net Financial Income

	Parent Company		Consolidated

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Financial Expenses:
Interest on loans	(21,711)	(23,416)	(53,696)	(54,084)
Liability exchange variations	(33,987)	(8,572)	(106,659)	(96,859)
Lease exchange variations	-	(7)	(26,279)	(11,610)
Losses on investment funds	-	-	(978)	(1,588)
Losses on financial instruments	(11,823)	(213)	(100,183)	(323)
Provisory check transactions tax (CPMF)	-	-	-	(749)
Liability monetary variations	-	-	(1,112)	-
Other financial expenses	(1,707)	(18,319)	(5,384)	(11,959)

	(69,226)	(50,527)	(294,291)	(177,172)

Financial Income
Interest and gains on marketable securities	1,148	3,473	8,812	12,526
Asset exchange variations	59,243	18,263	193,475	136,650
Gains on financial instruments	11,594	9,660	70,506	24,301
Capitalized interest	1,413	9,348	1,413	9,348
Interest on shareholders’ equity	-	10,691	-	(525)
Asset monetary variations	724	-	373	706
Other financial income	-	15,141	6,849	10,515

	74,122	66,576	281,428	193,521

Net Financial Income (Expense)	4,896	16,049	(12,863)	16,349

19. Commitments

The Company has a purchase agreement with Boeing for acquisition of next generation Boeing 737-800 aircraft. As of March 31, 2009 there were 92 firm orders and 36 purchase options. The approximate value of the firm orders is R$ 14,501,012 (corresponding to US$ 6.3 billion), based on the list price of the aircraft (which excludes the contractual construction discounts), including estimates for contractual price increases during the construction phase of the aircraft and guarantees on deposit. The commitments for purchase of aircraft, including the portion that will be financed by long-term loans with guarantee of the aircraft by the US Exim Bank, correspond to approximately 85% of the total cost of the aircraft.

The Company has been making the payments relating to the acquisition of the aircraft using its own funds, loans, cash generated on its operations, short- and medium-term credit lines and supplier financing.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

19. Commitments--Continued

The following table shows a summary of the payments relating to aircraft purchase commitments for the next few years :

		Between one
	Up to one year	and five years	Over five years	Total

Advances for
acquisition of aircraft	378,954	1,473,213	-	1,852,167
Commitments for purchase
of aircraft	2,205,791	10,544,690	1,750,531	14,501,012

Total	2,584,745	12,017,903	1,750,531	16,353,179

The Company leases its entire fleet of aircraft through a combination of operating and finance lease agreements. As of March 31, 2009 the total fleet was comprised of 120 aircraft, of which 5 737-300 aircraft are in the process of being returned, 95 are classified as operating lease and 25 finance lease. During the period ended March 31, 2009, the Company received no aircraft on the basis of financial leasing operations and no return of 737-300 aircraft

a) Finance leases

Future payments of installments under finance lease agreements as December 31, 2008 are detailed below:

	03.31.2009	12.31.2008

Up to one year	220,221	222,222
Between one and five years	870,331	881,186
Over five years	911,503	972,318

Total minimum lease payments	2,002,054	2,075,726
Less total interest	(469,196)	(502,121)

Present value of minimum lease payments	1,532,859	1,573,605
Less short-term portion	(156,488)	(157,948)

Long-term portion	1,376,371	1,415,657

The Company has extended the maturity of the financing for some of its leased aircraft to 15 years by using the SOAR structure, which is a mechanism for lengthening the period for amortizing and paying off the financing and permits calculated drawdowns to be made for settlement by payment in full at the end of the lease agreement. As of March 31, 2008 the value of the drawdowns made for payment in full upon termination of the lease agreement is R$19,191 (R$13,556 as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

19. Commitments--Continued

b) Operating leases--Continued

The Company leases aircraft, airport terminals, other airport installations, offices and other equipment on the basis of operating lease agreements that expired between 2009 and 2020.

The future payments of the operating lease agreements that cannot be cancelled are denominated in US$ as of March 31, 2009 and are shown as follows:

	03.31.2009	12.31.2008

Up to one year	553,855	916,298
Between one and five years	2,340,288	3,080,918
Over five years	630,982	678,204

Total minimum lease payments	3,525,125	4,675,420

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments

The Company is exposed to market risks as a result of its operations, chiefly the effects of changes in the price of fuel and exchange, credit and interest rate risks.

The Company uses derivative financial instruments in order to minimize these risks based on its formal policy for management of risks, which are under the guidance of its executive officers, Risk Policies Committee and Board of Directors. The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments that are only used for hedge purposes. The Company does not conduct operations with exotic derivative instruments or any other type of operation involving leverage.

The exclusive investment funds of which the Company and its subsidiaries are members are used as vehicles to contract risk coverage according to the Company Risk Management Policy.

The relevant information relating to the main risks that affect Company operations are detailed as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk

Airline companies are exposed to the effects of hikes in the prices of aviation fuel. In the first quarter of 2009 and 2008, consumption of aviation fuel represented 31.6% and 42.7%, respectively, of the Company’s cost of services rendered, selling and administrate expenses. To manage this risk, Company uses futures contracts, swaps and options for oil and its byproducts. The object of such fuel hedges is to protect operating expenses on fuel. As aviation fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations for this item are limited. Even so, the Company has discovered commodities that are effective in hedging its aviation fuel costs, chiefly crude oil. Historically, oil prices have been highly correlated to aviation fuel prices, which makes petroleum derivatives effective in offsetting the prices of aviation fuel, so as to provide short-term protection in relation to sharp rises in fuel prices. The futures contracts are listed on the New York Mercantile Exchange (NYMEX), the swaps are contracted with first tier international banks and options can be listed on the NYMEX, as can those contracted with first tier international banks.

The Company’s derivative contracts as of March 31, 2009 and 2008 are summarized as follows (in thousands, except as indicated otherwise):

	03.31.2009	12.31.2008

Fair value of derivative financial instruments at end of period (R$)	2,386	(102,387)
Average term (months)	4	6
Volume covered by derivative financial instruments designated as hedge (barrels)	1,355	2,046

Period ended March 31:	2009	2008

	-
Gains (losses) with effectiveness derivative financial instruments designated as a		13,785
hedge and are recognized as a rectifier of expenses on aviation fuel (R$)
Gains (losses) with ineffectiveness derivative financial instruments designated as a		1,203
hedge and are recognized as a financial expense (R$)	(42,346)
Percentage of consumption covered by hedge during the period	12%	60%

Company uses short- and long-term derivative financial instruments and maintains positions for future months. Nevertheless, the Company does not contract hedges to cover all of its future consumption of aviation fuel, which therefore makes it subject to the risks inherent in the volatility of aviation fuel prices in relation to that portion of its consumption that is not covered by hedges. As of March 31, 2009, the Company has a combination of call options and collar structures to hedge approximately 23%, 29% and 16% of its aviation fuel consumption for the second, third and fourth quarters of 2009, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk--Continued

The Company classifies the fuel hedge derivative financial instruments as cash flow hedges and recognizes the variations in the fair market value of the effective derivative financial instruments under shareholders’ equity until such time as the fuel covered by the hedge is consumed. The effectiveness of the derivative financial instruments designated as fuel hedges is estimated based on statistical correlation methods or by the proportion of the variation in fuel expenses that are offset by the variation in the fair market value of the derivatives. The results of effective hedges are booked as a reduction or increase in the acquisition cost of fuel, and the results of hedges that are not effective are recognized as a financial income or expense. Ineffective hedges occur when the variation ion the value of the derivatives is not between 80% and 125% of the variation in the price of the fuel covered by the hedge. When the aviation fuel is consumed and the respective derivative financial instrument is settled, the unrealized gains or losses booked under shareholders’ equity are recognized in the income statement as rectifying the expenses on fuel.

The Company is exposed to the risk that periodic variations in the fair value of the derivative financial instruments contracted may not be effective to offset the variations in the price of aviation fuel, or that the unrealized gains or losses of the derivative financial instruments may no longer be qualified for remaining under shareholders’ equity. As the derivate financial instruments become ineffective, the contracts are recognized in income for the period as financial income or expenses.

Ineffectiveness is inherent in transactions conducted in order to hedge against exposures by means of derivative financial instruments based on commodities related to petroleum, especially in time of high volatility of refined products price. When the Company determines that certain contracts in effect are not going to be effective in the period remaining through their expiration date, any alterations in the fair market value of the derivative financial instruments are recognized in results for the period in which the variation occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk--Continued

During the three month period ended March 31, 2009, the Company did not recognize net gains resulting from settlement of hedge contracts that were ranked as effective, rectifying expenses on fuel (R$13,785 in gains for the year ended March 31, 2008), and recognized net losses of R$42,346 (gains of R$1,203 in March 31, 2008) under financial expenses, related to the ineffectiveness of the financial instruments designated as hedges. The loss of R$13,451 were also registered in financial expenses at the end of 2008 totaled a loss of R$55,797 related to ineffectiveness of hedge contracts already settled. For contracts with future competences that are considered ineffective, losses totaled R$24,127 (total losses of R$7,270 in March 31, 2008) recognized as financial expenses. As of March 31, 2009 there were unrealized fuel hedges in the amount of R$86,645 (R$90,580 of loss as of December 31, 2008) relating to the effective portion of the derivative financial instruments designated as hedges contracted for future periods booked under shareholders’ equity.

The fair market value of the swaps is estimated based on discounted cash flow methods, and the fair market value of options is estimated based on the Black-Scholes model adapted to commodities options, in this case petroleum.

Market risk factor: Price of fuel
Exchange market
Futures contracts purchased

	2T09	3T09	4T09	Total

Nominal volume in barrels (thousands)	710	928	530	2,168
Nominal volume in liters (thousands)	112,876	147,533	84,259	344,668

Contracted future price per barrel (US$) *	82.72	83.18	53.05	75.66

Total in Reais **	135,974	178,713	65,095	379,782

* Weighted average between strikes of collars and call spreads.
** The exchange rate as of March 31, 2009 was R$2.3152 / US$1.00 (R$1.7491 / US$1.00 as of March 31, 2008)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

b) Exchange rate risk

The exchange exposure relating to amounts paid as a result of commercial leases, insurance, maintenance, as well as the exposure to variations in fuel prices caused by the exchange rate, are administered by means of derivative financial instruments represented by dollar futures contracts and dollar options traded on the Brazilian Futures Exchange BM&FBOVESPA. Expense accounts that are covered by exchange rates hedges are expenses on fuel, leases, maintenance, insurance and international information processing services.

As of March 31, 2009 the main assets and liabilities denominated in foreign currency are related to the lease agreements and instruments to obtain funding to finance acquisition of aircraft.

The Company’s exchange exposure as of March 31, 2009 and December 31, 2008 is shown in the following table:

	Consolidated

	03.31.2009	12.31.2008

Assets
Cash and banks and marketable securities	185,835	281,286
Accounts receivable from leasing companies	111,719	104,465
Deposits in guarantee of lease agreements	122,485	111,326
Deposits for maintenance of aircraft	396,426	391,989
Prepaid lease expenses	43,996	45,596
Other assets	48,434	53,533

	908,895	988,195
Liabilities
Foreign suppliers	41,433	37,336
Loans and financings	1,684,187	1,715,068
Finance leases	1,532,859	1,573,607
Other commercial leases payable	27,294	15,863
Insurance premiums payable	11,095	54,422

	3,296,868	3,396,296

Exchange exposure in R$	2,387,973	2,408,101

Total exchange exposure in US$	1,021,811	1,030,424

Future obligations
Future obligations in US$ resulting from operating	3,525,125	4,675,420
lease agreements
Future obligations in US$ resulting from firm orders	16,353,179	16,662,776
for purchase of aircraft

	19,878,304	21,338,196

Total exchange exposure in R$	22,266,277	23,746,297

Total exchange exposure in US$	9,527,718	10,161,017

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

b) Exchange rate risk--Continued

The Company contracts exchange rate derivative financial instruments to hedge its exposure to this risk related to short-term obligations and, therefore, a substantial portion of its exchange exposure is not covered.

The Company uses short-term derivative financial instruments. The positions of the derivative exchange contracts (in thousands, except as indicated otherwise) are presented as follows:

	03.31.2009	12.31.2008

Fair value of derivative financial instruments at end of period (R$)	-	9,416
Longest remaining period (months)	-	12
Volume hedged (US$)	-	139,750

Period ended March 31:	2009	2008

Gains (losses) on effective hedges recognized as
operating expenses (R$)	-	(2,636)
Gains (losses) on ineffective hedges recognized as
financial expenses (R$)	22,822	(1,954)
Current percentage portion of consumption hedged during the period	-	52%

The fair market value of the swaps is estimated based on the discounted cash flow. The fair market value of options is estimated based on the Black-Scholes model adapted to currency options, and the fair value of futures refers to the last adjustment due or receivable that has already been calculated and not yet paid.

During the three month period ended March 31, 2009 the unrealized gains on derivative financial instruments designated as exchange rate hedges and measured as effective, booked under shareholders’ equity, totaled R$24,904 (R$50,387 of gains for the year ended December 31, 2008). Were recorded gains in financial income related ineffectiveness of exchange hedge operations already settled an amount of R$25,728, of which R$ 2,906 were recognized on December 31, 2008 and the remaining R$22,822 were recognized during the first quarter ended on March 31, 2009. On March 31, 2009, were also recognized losses of R$5,184 in financial expenses related to ineffective hedge contracts for future competences.

As of March 31, 2009, the Company has no derivative financial instruments designated for hedge U.S. dollar exchange rate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

c) Credit risk

A credit risk arises from the risk that another party may not comply with its obligations, hence generating a financial loss for the Company.

The Company is exposed to credit risks resulting from its operating activities, chiefly accounts receivable, cash and cash equivalents, including deposits in banks, financial assets classified as available for sale, and derivative financial instruments. The credit risk on accounts receivable is minimized due to the fact that they are substantially represented by accounts receivable from the major credit card operators, which as a general rule are settled in 30 days.

The credit risk of the derivative financial instruments is represented by the risks that the counterparties will not fulfill their obligations. The Company rates the risks of the other parties and limits its exposure to any one single party. The derivative financial instruments used by the Company are signed with high credit ratings, such as international banks with AA+ or better ratings, according to the Moody’s and Fitch agencies, or international futures exchanges or the Brazilian Futures Market (BM&F). Company management believes that the risk of not receiving the amounts due on the derivative operations is not significant.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such alterations on its operating lease expenses. As of March 31, 2009 the Company contracted interest swap-lock derivative financial instruments to hedge against oscillation in interest rates on aircraft lease agreements. The variations in the fair market value of these instruments are recognized in results as financial income or expenses for derivative financial instruments not designated as hedges, and for those that are designated as hedges, the effective portions of the variations in the fair market value are booked under shareholders’ equity until the date on which the cash flows covered by the hedge generate results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

d) Interest rate risk--Continued

As of March 31, 2009 the Company maintains derivative financial instruments represented by interest swap-lock contracts to hedge against oscillation in international interest rates. As of March 31, 2009 the nominal value of the financial instruments designated as cash flow hedges was in the amount of R$140,244 (US$60,575 thousand) (R$141,564 (US$60,575 thousand) as of December 31, 2008), with fair market value of R$4,235 in losses (R$3,878 of losses on December 31, 2008), which amount of R$4,232 (R$3,873 of losses on December 31, 2008), corresponds to unrealized losses, was recorded under the equity adjustment heading in shareholders’ equity. During the three month period ended March 31, 2009, the Company recognized gains of R$156 (there were no gains or losses on March 31, 2008) related to interest payments as a financial expense.

For financial instruments not designated as hedges as of March 31, 2009 derivative financial instruments were contracted in the nominal amount of R$100,711 (US$43,200 thousand) (R$203,786 (US$87,200 thousand) as of December 31, 2008) with loss in market value of R$19,765 (losses of R$30,903 as of December 31, 2008) and net gains of R$5,764 (US$2,490 thousand) (there were no gains or losses on March 31, 2008) being recognized under financial income. Variations in the fair market value are recognized in results as financial income or expenses.

Company results are also affected by fluctuations of the interest rates in effect in Brazil, which impact marketable securities, short-term investments, obligations denominated in Reais, as well as assets and obligations indexed to the U.S. Dollar. Such fluctuations affect the market value of the derivative financial instruments contracted in Brazil, the market value of securities pre-fixed in Reais, and the remuneration of the balance of cash and marketable securities. The Company uses Interbank Deposit (DI) futures contracts through the BM&F to hedge against fluctuations in domestic interest rates on the pre-fixed portion of its investments. As of March 31, 2009, the Company has no Interbank Deposit future contracts traded on BM&FBOVESPA.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

1- Statement of values of derivative financial instruments:

As of March 31, 2009 the notional value of the derivative financial instruments, the market value and the impact on cash generated b them are summarized as follows:

Description	Reference value (notional)		Fair value		Accumulated effect (current period)

	Current quarter 1Q 2009	Previous quarter 4Q 2008	Current quarter 1Q 2009	Previous quarter 4Q 2008	Amount receivable / (received)	Amount payable / (paid)

Futures Contracts
Purchase Commitment:
Foreign currency (R$)	-	58,425	-	(1,864)	-	(295)

Options Contracts
Purchase Position
Foreign currency (R$)	-	428,255	-	11,280	-	(2,730)
Fuel hedge (thousands of barrels)	2,168 barril	3,274 barril	R$2,386	R$(102,387)	-	-

Swap Contracts
Active Position
Rate – post-active (BOX - Swap) (R$)	-	32,500	-	33,718	-	-
Rate – post-active (FUT DI) (R$)	-	(3,100)	-	(0)	-	-
Total: Rate – post-active (onshore) (R$)	-	29,400	-	33,718
Rate – post-active (Libor int. oper.) (R$)	240,955	141,768	(24,000)	(34,809)	-	-

Passive Position
Rate – pre-passive (BOX - Swap) (R$)	-	32,500	-	(35,520)	-	-
Rate – pre-passive (FUT DI) (R$)	-	(3,100)	-	-	-	-
Total: Rate – pre-liability (onshore) (R$)		29,400		(35,520)
Rate – pre-passive (Libor int. oper.) (R$)	240,955	141,768	-	-	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

2- Statement analyzing sensitivity of derivative financial instruments:

Analysis of the sensitivity of derivative financial instruments, taken on an isolated basis, to the fluctuation of the principal risk factor for the probable scenario and the possible and remote adverse scenarios considers the following elements:

• The probable scenario is defined as the scenario expected by the Company’s management, established through the volatility of each asset.

• The possible adverse scenario considers a deterioration of 25% in the principal variable determinant of the fair value of the derivative instrument.

• The remote adverse scenario considers a deterioration of 50% deterioration in the principal variable determinant of the fair value of the derivative instrument.

The following table shows the sensitivity analysis conducted by Company management and the cash effect on the derivative financial instruments open as of March 31, 2009 based on the three scenarios described above:

Operation	Risk	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario

Fuel	Drop in the price of WTI (NYMEX)	US$ 49.66 / barrel R$ 12,244	US$ 37.25 / barrel R$ (2,094)	US$ 24.83 / barrel R$ (10,458)
	Drop in the price of Heating Oil (NYMEX)	US$ 1.344 / gallon R$ (9,858)	US$ 1.008 / gallon R$ (13,768)	US$ 0.672 / gallon R$ (17,774)

Dollar	Drop in the quotation for future dollars (BM&F)	R$ 2.315/ US$ R$ -	R$ 1.736/ US$ R$ -	R$ 1.158 / US$ R$ -
	Drop in the quotation for dollar options (BM&F)	R$ 2.315/ US$ R$ -	R$ 1.736/ US$ R$ -	R$ 1.158 / US$ R$ -

Offshore interest rate	Drop in the LIBOR	6 months LIBOR: (1.74% a.a.) R$ (24,000)	6 months LIBOR: (1.30% a.a.) R$ (28,651)	6 months LIBOR: (0.87% a.a.) R$ (33,302)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

2 - Statement analyzing sensitivity of derivative financial instruments--Continued:

The following considerations are important for understanding management’s sensitivity analysis:

I) Operations with derivative fuel instruments:

As of March 31, 2009 the Company held two collar options and 23 call option contracts for WTI oil, representing a notional value of 176 thousand and 1,876 thousand barrels, respectively. Those contracts have, respectively, maturities falling between July and October of 2009 and between April and November of 2009. The Company has also contracted collar options that contain the option to purchase WTI oil (call) and a heating oil sale option (put). As of March 31, 2009 the Company has two contracts that involve a notional amount of 116 thousand barrels and with maturities in June 2009.

The Company contracts derivative financial instruments for fuel hedges on the OTC market with the following international concerns:

Counterparty	Maturity	Type of contract
British Petroleum	April-09 July-09 August-09 October-09 March-09 June-09 May-09	Call WTI Collar WTI Call WTI Call WTI Collar WTI Call WTI Collar WTI-HO Call WTI
Deutsche Bank	March-09 June-09 May-09	Call WTI Collar WTI-HO Call WTI
MF Global	September-09 November-09	Call WTI Call WTI
Mitsui	September-09	Call WTI
Morgan Stanley	March-09 April-09 June-09 July-09 August-09 October-09	Call WTI Call WTI Collar WTI-HO Call WTI Call WTI Call WTI

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

2 - Statement analyzing sensitivity of derivative financial instruments--Continued:

I) Operations with derivative fuel instruments--Continued:

As of March 31, 2009 the Company has financial assets in the amount of R$ 3,195 linked to the margin of guarantee on contracting fuel hedge derivative instruments.

The scenario considered probable by management is that the price of WTI grade petroleum will reach an average of US$ 49.66 per barrel, which would result in a cash inflow of R$12,244 in the event the contracts are settled, which would be recorded as expenses on fuel, if the instruments are measured as effective, or booked as a financial expense if the instruments are considered ineffective. Management estimates that the possible scenario is a reduction in the price of a barrel of WTI oil to US$37.25 and a remote scenario would be if the price went all the way down to US$24.83 per barrel. In the event the possible or remote scenario were to materialize, the Company would book losses in the fair market value of the derivative financial instruments corresponding, respectively, to R$2,094 and R$10,458 for the scenarios of a drop in oil prices, due to the fact that Company has WTI collar type contracts. The Company also contracts collar options linked to Heating Oil (HO) type petroleum. The probable scenario for this type of commodity is that the price will reach an average of US$1.344 per gallon, which would result in a cash outflow of R$9,858. For the possible and remote scenarios, management considers an average HO quotation of US$1.008 per gallon and US$0.672 per gallon, which would result in respective cash outflows of R$13,768 and R$17,774.

II) Operations with dollar derivative instruments:

As of March 31, 2009 the Company has no contracts of derivative financial instruments to protect against oscillation of U.S. dollar exchange rate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

20. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

III) Operations with interest rate derivative instruments:

As of March 31, 2009 the Company has two swap amortizing contracts with a notional amount of R$140,564 (US$60,575 thousand) and expiring up to July 2010, for the purpose of hedging its expenses on aircraft leases to the variations in interest rates. The Company further has six interest swap-lock contracts with a notional value of R$100,711 (US$43,500 thousand) expiring between August 2021 and December 2022. The interest rate hedge operations are carried out through contracts with first tier financial institutions. As of March 31, 2009 the Company has contracts outstanding with the following financial institutions:

Party	Month due	Type of contract

Calyon	July 2010	Libor swap amortizing

Citibank	July 2010	Libor swap amortizing

Merrill Lynch	August 2021	swap-lock
	December 2021	swap-lock
	January 2022	swap-lock
	October 2022	swap-lock
	November 2022	swap-lock
	December 2022	swap-lock

The value of the financial assets linked to margin deposits as of March 31, 2009 is R$10,372.

Management estimates that the probable scenario is that the Libor will reach 1.74 % p.a., whereas under the possible and remote scenarios the rates considered are 1.30% p.a. and 0.87% p.a., respectively. The estimated losses under the probable, possible and remote scenarios are, respectively, R$24,000, R$28,651 and R$33,302.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the Quarterly Information - ITR
Periods from January 1, to March 31, 2009 and 2008
(Expressed in thousands of Reais, except as indicated otherwise)

21. Insurance Coverage

Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature of Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements. As of March 31, 2009 the insurance coverage per type, considering the fleet of aircraft and in relation to the maximum amounts of indemnification, is as follows:

Type of Aircraft Insurance	R$ (Th.)	US$ (Th.)

Guarantee for plane fuselage	9,515,528	4,110,024
Civil Liability per occurrence/aircraft	4,051,600	1,750,000
Guarantee for fuselage/war	3,982,545	3,982,545
Inventories	289,400	125,000

By means of Law No. 10.744 of October 9, 2003, the Brazilian government took on the commitment to complement any civil liability expenses with respect to third parties caused by acts of war or terrorist attacks that might occur in Brazil or overseas and which VRG might be required to pay in terms of indemnities for amounts in excess of insurance policy limits in effect as of September 10, 2001, limited to the equivalent in Reais of US$ 1 billion U.S. Dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.